SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 1)*

Pagaya Technologies Ltd.

(Name of Issuer)

Class A Ordinary Shares, no par value per share

(Title of Class of Securities)

M7S64L 115

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M7S64L 115	13G/A	Page 2 of 19 Pages

1.	Names of Reporting Persons Viola Ventures IV (A) L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 42,870,652 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 42,870,652 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,870,652 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.2% (2) (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	Excludes an additional 1,009,062 Class A ordinary shares held by Viola 4 P, Limited Partnership, as to which the Reporting Person possesses an economic interest as a limited partner of Viola 4 P, Limited Partnership, but does not possess voting power or dispositive power.

(2)	Percentage of class is based on 598,298,421 Class A ordinary shares of the Issuer issued and outstanding as of January 19, 2024, as reported by the Issuer in its proxy statement for its special general meeting of shareholders to be held on February 15, 2024, which it furnished to the SEC as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K on January 23, 2024.

(3)	This percentage constitutes the percentage of the Issuer’s outstanding Class A ordinary shares. Because the Issuer also has 151,827,730 outstanding Class B ordinary shares, which are entitled to ten votes per share, and 60,000,000 outstanding Series A preferred shares, which are entitled to one vote per Class A ordinary share into which they are convertible (they are convertible on a one-for-one basis), and the outstanding Class A ordinary shares are entitled to one vote per share, the percentage of the outstanding voting power possessed by the Reporting Person is 2.0%.

CUSIP No. M7S64L 115	13G/A	Page 3 of 19 Pages

1.	Names of Reporting Persons Viola Ventures IV (B) L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 44,791,537 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 44,791,537 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,791,537 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.5% (2) (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	Excludes an additional 1,054,274 Class A ordinary shares held by Viola 4 P, Limited Partnership as to which the Reporting Person possesses an economic interest as a limited partner of Viola 4 P, Limited Partnership, but does not possess voting power or dispositive power.

(2)	Percentage of class is based on 598,298,421 Class A ordinary shares of the Issuer issued and outstanding as of January 19, 2024, as reported by the Issuer in its proxy statement for its special general meeting of shareholders to be held on February 15, 2024, which it furnished to the SEC as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K on January 23, 2024.

(3)	This percentage constitutes the percentage of the Issuer’s outstanding Class A ordinary shares. Because the Issuer also has 151,827,730 outstanding Class B ordinary shares, which are entitled to ten votes per share, and 60,000,000 outstanding Series A preferred shares, which are entitled to one vote per Class A ordinary share into which they are convertible (they are convertible on a one-for-one basis), and the outstanding Class A ordinary shares are entitled to one vote per share, the percentage of the outstanding voting power possessed by the Reporting Person is 2.1%.

CUSIP No. M7S64L 115	13G/A	Page 4 of 19 Pages

1.	Names of Reporting Persons Viola Ventures IV Principals Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 2,467,999 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,467,999 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,467,999 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.4% (2) (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	Excludes an additional 58,090 Class A ordinary shares held by Viola 4 P, Limited Partnership, as to which the Reporting Person possesses an economic interest as a limited partner of Viola 4 P, Limited Partnership, but does not possess voting power or dispositive power.

(2)	Percentage of class is based on 598,298,421 Class A ordinary shares of the Issuer issued and outstanding as of January 19, 2024, as reported by the Issuer in its proxy statement for its special general meeting of shareholders to be held on February 15, 2024, which it furnished to the SEC as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K on January 23, 2024.

(3)	This percentage constitutes the percentage of the Issuer’s outstanding Class A ordinary shares. Because the Issuer also has 151,827,730 outstanding Class B ordinary shares, which are entitled to ten votes per share, and 60,000,000 outstanding Series A preferred shares, which are entitled to one vote per Class A ordinary share into which they are convertible (they are convertible on a one-for-one basis), and the outstanding Class A ordinary shares are entitled to one vote per share, the percentage of the outstanding voting power possessed by the Reporting Person is 0.1%.

CUSIP No. M7S64L 115	13G/A	Page 5 of 19 Pages

1.	Names of Reporting Persons Viola Ventures IV CEO Program L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 660,723 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 660,723 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 660,723 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1% (2) (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	Excludes an additional 15,552 Class A ordinary shares held by Viola 4 P, Limited Partnership as to which the Reporting Person possesses an economic interest as a limited partner of Viola 4 P, Limited Partnership, but does not possess voting power or dispositive power.

(2)	Percentage of class is based on 598,298,421 Class A ordinary shares of the Issuer issued and outstanding as of January 19, 2024, as reported by the Issuer in its proxy statement for its special general meeting of shareholders to be held on February 15, 2024, which it furnished to the SEC as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K on January 23, 2024.

(3)	This percentage constitutes the percentage of the Issuer’s outstanding Class A ordinary shares. Because the Issuer also has 151,827,730 outstanding Class B ordinary shares, which are entitled to ten votes per share, and 60,000,000 outstanding Series A preferred shares, which are entitled to one vote per Class A ordinary share into which they are convertible (they are convertible on a one-for-one basis), and the outstanding Class A ordinary shares are entitled to one vote per share, the percentage of the outstanding voting power possessed by the Reporting Person is 0.03%.

CUSIP No. M7S64L 115	13G/A	Page 6 of 19 Pages

1.	Names of Reporting Persons Viola 4 P, Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 7,318,418 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,318,418 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,318,418 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.2% (2) (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 2,136,978 Class A ordinary shares, in the aggregate, held by the Reporting Person as to which Viola Ventures IV (A) L.P., Viola Ventures IV (B) L.P., Viola Ventures IV Principals Fund L.P. and Viola Ventures IV CEO Program L.P possess economic interests as limited partners, but as to which the Reporting Person possesses sole voting and investment power.

(2)	Percentage of class is based on 598,298,421 Class A ordinary shares of the Issuer issued and outstanding as of January 19, 2024, as reported by the Issuer in its proxy statement for its special general meeting of shareholders to be held on February 15, 2024, which it furnished to the SEC as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K on January 23, 2024.

(3)	This percentage constitutes the percentage of the Issuer’s outstanding Class A ordinary shares. Because the Issuer also has 151,827,730 outstanding Class B ordinary shares, which are entitled to ten votes per share, and 60,000,000 outstanding Series A preferred shares, which are entitled to one vote per Class A ordinary share into which they are convertible (they are convertible on a one-for-one basis), and the outstanding Class A ordinary shares are entitled to one vote per share, the percentage of the outstanding voting power possessed by the Reporting Person is 0.3%.

CUSIP No. M7S64L 115	13G/A	Page 7 of 19 Pages

1.	Names of Reporting Persons Viola Ventures 4 L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 98,109,329 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 98,109,329 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 98,109,329 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 16.4% (2) (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	Consists of the 42,870,652, 44,791,537, 2,467,999, 660,723 and 7,318,418 Class A ordinary shares held by Viola Ventures IV (A) L.P., Viola Ventures IV (B) L.P., Viola Ventures IV Principals Fund L.P., Viola Ventures IV CEO Program L.P. and Viola 4 P, Limited Partnership, respectively. The Reporting Person serves as the sole general partner of each of those entities and may therefore be deemed to share in the voting power and dispositive power with respect to all of those Class A ordinary shares.

(2)	Percentage of class is based on 598,298,421 Class A ordinary shares of the Issuer issued and outstanding as of January 19, 2024, as reported by the Issuer in its proxy statement for its special general meeting of shareholders to be held on February 15, 2024, which it furnished to the SEC as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K on January 23, 2024.

(3)	This percentage constitutes the percentage of the Issuer’s outstanding Class A ordinary shares. Because the Issuer also has 151,827,730 outstanding Class B ordinary shares, which are entitled to ten votes per share, and 60,000,000 outstanding Series A preferred shares, which are entitled to one vote per Class A ordinary share into which they are convertible (they are convertible on a one-for-one basis), and the outstanding Class A ordinary shares are entitled to one vote per share, the percentage of the outstanding voting power possessed by the Reporting Person is 4.5%.

CUSIP No. M7S64L 115	13G/A	Page 8 of 19 Pages

1.	Names of Reporting Persons Viola Ventures 4 Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 98,109,329 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 98,109,329 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 98,109,329 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 16.4% (2) (3)
12.	Type of Reporting Person (See Instructions) CO

(1)	Consists of the 42,870,652, 44,791,537, 2,467,999, 660,723 and 7,318,418 Class A ordinary shares held by Viola Ventures IV (A) L.P., Viola Ventures IV (B) L.P., Viola Ventures IV Principals Fund L.P., Viola Ventures IV CEO Program L.P. and Viola 4 P, Limited Partnership, respectively. The Reporting Person serves as the sole general partner of the sole general partner of each of those entities and may therefore be deemed to share in the voting power and dispositive power with respect to all of those Class A ordinary shares.

(2)	Percentage of class is based on 598,298,421 Class A ordinary shares of the Issuer issued and outstanding as of January 19, 2024, as reported by the Issuer in its proxy statement for its special general meeting of shareholders to be held on February 15, 2024, which it furnished to the SEC as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K on January 23, 2024.

(3)	This percentage constitutes the percentage of the Issuer’s outstanding Class A ordinary shares. Because the Issuer also has 151,827,730 outstanding Class B ordinary shares, which are entitled to ten votes per share, and 60,000,000 outstanding Series A preferred shares, which are entitled to one vote per Class A ordinary share into which they are convertible (they are convertible on a one-for-one basis), and the outstanding Class A ordinary shares are entitled to one vote per share, the percentage of the outstanding voting power possessed by the Reporting Person is 4.5%.

CUSIP No. M7S64L 115	13G/A	Page 9 of 19 Pages

1.	Names of Reporting Persons Viola Ventures V.C. Management 4 Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 98,109,329 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 98,109,329 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 98,109,329 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 16.4% (2) (3)
12.	Type of Reporting Person (See Instructions) CO

(1)	Consists of the 42,870,652, 44,791,537, 2,467,999, 660,723 and 7,318,418 Class A ordinary shares held by Viola Ventures IV (A) L.P., Viola Ventures IV (B) L.P., Viola Ventures IV Principals Fund L.P., Viola Ventures IV CEO Program L.P. and Viola 4 P, Limited Partnership, respectively. The Reporting Person holds all of the issued and outstanding shares of the sole general partner of the sole general partner of each of those entities, and may therefore be deemed to share in the voting power and dispositive power with respect to all of those Class A ordinary shares.

(2)	Percentage of class is based on 598,298,421 Class A ordinary shares of the Issuer issued and outstanding as of January 19, 2024, as reported by the Issuer in its proxy statement for its special general meeting of shareholders to be held on February 15, 2024, which it furnished to the SEC as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K on January 23, 2024.

(3)	This percentage constitutes the percentage of the Issuer’s outstanding Class A ordinary shares. Because the Issuer also has 151,827,730 outstanding Class B ordinary shares, which are entitled to ten votes per share, and 60,000,000 outstanding Series A preferred shares, which are entitled to one vote per Class A ordinary share into which they are convertible (they are convertible on a one-for-one basis), and the outstanding Class A ordinary shares are entitled to one vote per share, the percentage of the outstanding voting power possessed by the Reporting Person is 4.5%.

CUSIP No. M7S64L 115	13G/A	Page 10 of 19 Pages

1.	Names of Reporting Persons Avi Zeevi
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 1,856,534 (1)
	6.	Shared Voting Power 98,109,329 (2)
	7.	Sole Dispositive Power 1,552,768 (3)
	8.	Shared Dispositive Power 98,109,329 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 99,965,863 (4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 16.7% (5) (6)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents an aggregate of 1,856,534 Class A ordinary shares that are beneficially owned by the Reporting Person via A. Zeevi Management Services Ltd. (the “Zeevi holding company”), a company that is controlled by him, consisting of: (i) 33,937 Class A ordinary shares, (ii) 1,518,831 Class A ordinary shares underlying vested options that have been granted by the Issuer to the Reporting Person, and (iii) 303,766 Class A ordinary shares underlying options that are subject to performance-based vesting and that may be exercised (once vested) for restricted Class A ordinary shares.
(2)	Consists of the 42,870,652, 44,791,537, 2,467,999, 660,723 and 7,318,418 Class A ordinary shares held by Viola Ventures IV (A) L.P., Viola Ventures IV (B) L.P., Viola Ventures IV Principals Fund L.P., Viola Ventures IV CEO Program L.P. and Viola 4 P, Limited Partnership, respectively. The Reporting Person, together with Harel Beit-On and Shlomo Dovrat, is indirectly a controlling shareholder of Viola Ventures V.C. Management 4 Ltd., which holds all of the issued and outstanding shares of the sole general partner of the sole general partner of each of the foregoing entities, and may therefore be deemed to share in the voting power and dispositive power with respect to all of the Class A ordinary shares held by the foregoing entities.
(3)	Consists of 1,552,768 of the 1,856,534 Class A ordinary shares beneficially owned by the Reporting Person individually (via the Zeevi holding company) as described in footnote (1) above. Excludes the remaining 303,766 of the foregoing 1,856,534 Class A ordinary shares, which underlie options that are subject to performance-based vesting and as to which the Reporting Person will not have to right to sell until/unless certain performance conditions are met.
(4)	Consists of all of the Class A ordinary shares included in the Reporting Person’s beneficial ownership, as described in footnotes (1) and (2) above.
(5)	Percentage of class is based on 598,298,421 Class A ordinary shares of the Issuer issued and outstanding as of January 19, 2024, as reported by the Issuer in its proxy statement for its special general meeting of shareholders to be held on February 15, 2024, which it furnished to the SEC as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K on January 23, 2024, as well as the 1,822,597 additional Class A ordinary shares issuable upon exercise of options (including options that are subject to performance-based vesting) that are held by the Zeevi holding company, as described in footnote (1) above.
(6)	This percentage constitutes the percentage of the Issuer’s outstanding Class A ordinary shares. Because the Issuer also has 151,827,730 outstanding Class B ordinary shares, which are entitled to ten votes per share, and 60,000,000 outstanding Series A preferred shares, which are entitled to one vote per Class A ordinary share into which they are convertible (they are convertible on a one-for-one basis), and the 598,298,421 outstanding Class A ordinary shares (plus 1,822,597 additional Class A ordinary shares issuable upon exercise of options held by the Zeevi holding company, as identified in footnote (5) above) are entitled to one vote per share, the percentage of the outstanding voting power possessed by the Reporting Person is 4.6%.

CUSIP No. M7S64L 115	13G/A	Page 11 of 19 Pages

1.	Names of Reporting Persons Harel Beit-On
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 98,109,329 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 98,109,329 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 98,109,329 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 16.4% (2) (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of the 42,870,652, 44,791,537, 2,467,999, 660,723 and 7,318,418 Class A ordinary shares held by Viola Ventures IV (A) L.P., Viola Ventures IV (B) L.P., Viola Ventures IV Principals Fund L.P., Viola Ventures IV CEO Program L.P. and Viola 4 P, Limited Partnership, respectively. The Reporting Person, together with Avi Zeevi and Shlomo Dovrat, is indirectly a controlling shareholder of Viola Ventures V.C. Management 4 Ltd., which holds all of the issued and outstanding shares of the sole general partner of the sole general partner of each of the foregoing entities, and may therefore be deemed to share in the voting power and dispositive power with respect to all of the Class A ordinary shares held by the foregoing entities.

(2)	Percentage of class is based on 598,298,421 Class A ordinary shares of the Issuer issued and outstanding as of January 19, 2024, as reported by the Issuer in its proxy statement for its special general meeting of shareholders to be held on February 15, 2024, which it furnished to the SEC as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K on January 23, 2024.

(3)	This percentage constitutes the percentage of the Issuer’s outstanding Class A ordinary shares. Because the Issuer also has 151,827,730 outstanding Class B ordinary shares, which are entitled to ten votes per share, and 60,000,000 outstanding Series A preferred shares, which are entitled to one vote per Class A ordinary share into which they are convertible (they are convertible on a one-for-one basis), and the outstanding Class A ordinary shares are entitled to one vote per share, the percentage of the outstanding voting power possessed by the Reporting Person is 4.5%.

CUSIP No. M7S64L 115	13G/A	Page 12 of 19 Pages

1.	Names of Reporting Persons Shlomo Dovrat
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 98,109,329 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 98,109,329 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 98,109,329 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 16.4% (2) (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of the 42,870,652, 44,791,537, 2,467,999, 660,723 and 7,318,418 Class A ordinary shares held by Viola Ventures IV (A) L.P., Viola Ventures IV (B) L.P., Viola Ventures IV Principals Fund L.P., Viola Ventures IV CEO Program L.P. and Viola 4 P, Limited Partnership, respectively. The Reporting Person, together with Avi Zeevi and Harel Beit-On, is indirectly a controlling shareholder of Viola Ventures V.C. Management 4 Ltd., which holds all of the issued and outstanding shares of the sole general partner of the sole general partner of each of the foregoing entities, and may therefore be deemed to share in the voting power and dispositive power with respect to all of the Class A ordinary shares held by the foregoing entities.

(2)	Percentage of class is based on 598,298,421 Class A ordinary shares of the Issuer issued and outstanding as of January 19, 2024, as reported by the Issuer in its proxy statement for its special general meeting of shareholders to be held on February 15, 2024, which it furnished to the SEC as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K on January 23, 2024.

(3)	This percentage constitutes the percentage of the Issuer’s outstanding Class A ordinary shares. Because the Issuer also has 151,827,730 outstanding Class B ordinary shares, which are entitled to ten votes per share, and 60,000,000 outstanding Series A preferred shares, which are entitled to one vote per Class A ordinary share into which they are convertible (they are convertible on a one-for-one basis), and the outstanding Class A ordinary shares are entitled to one vote per share, the percentage of the outstanding voting power possessed by the Reporting Person is 4.5%.

Item 1(a). Name of Issuer:

The name of the issuer is Pagaya Technologies Ltd. (the “Issuer”).

________________________________________________________________________________

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at Azrieli Sarona Bldg, 54th Floor, 121 Menachem Begin Rd., Tel Aviv-Yafo 6701203, Israel.

________________________________________________________________________________

Item 2(a). Name of Person Filing:

The following entities and individuals, listed in (i)-(xi) below, who are filing this Amendment No. 1 (this “Amendment”) to the Statement of Beneficial Ownership on Schedule 13G filed on February 14, 2023 (the “Statement”), are referred to herein collectively as the “Reporting Persons”. The five entities listed in (i)-(v) below, which directly hold the vast majority of the equity securities reported in this Amendment, are referred to herein collectively as the “Reporting Holders”, and the three individuals whose names appear in (ix)-(xi) below, collectively, as the “Reporting Individuals”:

(i)	Viola Ventures IV (A) L.P. (“Viola IV (A)”)
(ii)	Viola Ventures IV (B) L.P. (“Viola IV (B)”)
(iii)	Viola Ventures IV Principals Fund L.P. (“Viola IV Principals”)
(iv)	Viola Ventures IV CEO Program L.P. (“Viola IV CEO”)
(v)	Viola 4 P, Limited Partnership (“Viola 4 P”)
(vi)	Viola Ventures 4 L.P. (“Viola 4 GP”)
(vii)	Viola Ventures 4 Ltd. (“Viola 4 GP GP”)
(viii)	Viola Ventures V.C. Management 4 Ltd. (“Viola 4 Investment Management”)
(ix)	Avi Zeevi
(x)	Harel Beit-On
(xi)	Shlomo Dovrat

Viola IV (A), Viola IV (B), Viola IV Principals, Viola IV CEO and Viola 4 P (i.e., the Reporting Holders) directly hold the vast majority of the Class A ordinary shares (as defined in Item 2(d) below) of the Issuer that are reported in this Amendment, consisting of 42,870,652, 44,791,537, 2,467,999, 660,723 and 7,318,418 Class A ordinary shares, respectively.

Viola 4 GP serves as the sole general partner for each of the Reporting Holders and may therefore be deemed to share beneficial ownership of the Class A ordinary shares held by the Reporting Holders.

Viola 4 GP GP serves as the sole general partner of Viola 4 GP and may therefore be deemed to share beneficial ownership of the Class A ordinary shares beneficially owned by Viola 4 GP (and held by the Reporting Holders).

Viola 4 Investment Management holds 100% of the issued and outstanding shares of Viola 4 GP GP and may therefore be deemed to share beneficial ownership of all of the Class A ordinary shares beneficially owned by Viola 4 GP GP (and held by the Reporting Holders).

The Reporting Individuals indirectly collectively with one another are the controlling shareholders of Viola 4 Investment Management and, therefore, may be deemed to possess ultimate shared voting and dispositive authority with respect to all Class A ordinary shares of the Issuer beneficially owned by Viola 4 Investment Management (and held by the Reporting Holders).

Page 13 of 23 Pages

Avi Zeevi beneficially owns (in addition to his ownership as a Reporting Individual, as described in the preceding paragraph), with sole voting power—via A. Zeevi Management Services Ltd., a company that is controlled by him (the “Zeevi holding company”)— 1,856,534 Class A ordinary shares, consisting of: (i) 33,937 Class A ordinary shares, (ii) 1,518,831 Class A ordinary shares underlying vested options that have been granted by the Issuer to the Reporting Person, and (iii) 303,766 Class A ordinary shares underlying options that are subject to performance-based vesting and that may be exercised (once vested) for restricted Class A ordinary shares. Of the foregoing 1,856,534 Class A ordinary shares, Mr. Zeevi (through the Zeevi holding company) possesses sole dispositive power with respect to 1,552,768 of such Class A ordinary shares.

Mr. Zeevi may also, in the future, gain the following types of beneficial ownership over additional Class A ordinary shares that are currently partly or fully excluded from his beneficial ownership reported in this Amendment):

(a)	dispositive power over the 303,766 Class A ordinary shares underlying options granted by the Issuer to him (and held via the Zeevi holding company) that are exercisable within 60 days of the date of this Amendment but as to which he does not currently have to right to sell until/unless certain performance conditions are met; and

(b)	voting and/or dispositive power over an additional 480,194 Class A ordinary shares that underlie options and RSUs that have been granted by the Issuer to him (and would be held via the Zeevi holding company) and which are subject to performance-based and/or time-based vesting, but are not exercisable within 60 days of December 31, 2023.

_________________________________________________________________________________

Item 2(b). Address of Principal Business Office or, if None, Residence:

The principal business office of each Reporting Person is c/o Viola Growth, Ackerstein Towers, Building D, 12 Abba Eban Avenue, Herzliya 4672530, Israel.

________________________________________________________________________________

Item 2(c). Citizenship:

The citizenship or state of organization, as applicable, of each Reporting Person is as follows:

(i)	Viola IV (A)— Cayman Islands
(ii)	Viola IV (B)— Cayman Islands
(iii)	Viola IV Principals— Cayman Islands
(iv)	Viola IV CEO— Cayman Islands
(v)	Viola 4 P— Israel
(vi)	Viola 4 GP— Cayman Islands
(vii)	Viola 4 GP GP— Cayman Islands
(viii)	Viola 4 Investment Management— Israel
(ix)	Each Reporting Individual— Israel

________________________________________________________________________________

Item 2(d). Title of Class of Securities:

This Amendment relates to the Class A ordinary shares, no par value per share, of the Issuer (“Class A ordinary shares”).

_____________________________________________________________________________

Item 2(e). CUSIP Number:

The CUSIP number of the Class A ordinary shares is M7S64L 115.

_____________________________________________________________________________

Page 14 of 23 Pages

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Not applicable.

_______________________________________________________________________________

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)	Amount beneficially owned: Please see row 9 of the cover pages of the respective Reporting Persons.

(b)

Percent of class:  Please see row 11 of the cover pages of the respective Reporting Persons. The percentages appearing in row 11 of the cover pages of the respective Reporting Persons are based on 598,298,421 Class A ordinary shares issued and outstanding as of January 19, 2024, as reported by the Issuer in its proxy statement for its special general meeting of shareholders to be held on February 15, 2024, which it furnished to the SEC as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K on January 23, 2024.

The percentage of class numbers appearing in row 11 of the cover pages of the respective Reporting Persons constitute the percentages of the outstanding Class A ordinary shares. Because the Issuer also has 151,827,730 outstanding Class B ordinary shares, which are entitled to ten votes per share, and 60,000,000 outstanding Series A preferred shares, which are entitled to one vote per Class A ordinary share into which they are convertible (they are convertible on a one-for-one basis), and the outstanding Class A ordinary shares are entitled to one vote per share, the percentage of the outstanding voting power of the Issuer possessed by each Reporting Person is lower than what appears in row 11, and is provided in a footnote to row 11 on the cover page of each Reporting Person.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: Please see row 5 of the cover pages of the respective Reporting Persons and the related footnotes (if any) on such cover pages.

	(ii)	Shared power to vote or to direct the vote: Please see row 6 of the cover pages of the respective Reporting Persons and the related footnotes (if any) on such cover pages.

	(iii)	Sole power to dispose or to direct the disposition of: Please see row 7 of the cover pages of the respective Reporting Persons and the related footnotes (if any) on such cover pages.

	(iv)	Shared power to dispose or to direct the disposition of: Please see row 8 of the cover pages of the respective Reporting Persons and the related footnotes on such cover pages.

Please see Item 2(a), as well as the footnotes on the respective cover pages of the Reporting Persons, which are incorporated by reference herein, for an explanation as to the basis for the specific number of Class A ordinary shares beneficially owned by each Reporting Person.

Each of the foregoing Reporting Persons disclaims beneficial ownership of the Class A ordinary shares as to which beneficial ownership may be attributed to it or him, as appropriate, except to the extent of its or his (as applicable) pecuniary interest (if any) therein and except, in the case of any Reporting Person, for Class A ordinary shares held directly by it or him.

_______________________________________________________________________________

Page 15 of 23 Pages

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

______________________________________________________________________________

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

The limited partners of each of the Reporting Holders have the right to receive dividends from, and the proceeds from the sale of the Class A ordinary shares held by the Reporting Holders.

_______________________________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

_______________________________________________________________________________

Item 8. Identification and Classification of Members of the Group.

Not applicable.

_______________________________________________________________________________

Item 9. Notice of Dissolution of Group.

Not applicable.

_______________________________________________________________________________

Item 10. Certifications.

Not applicable.

_______________________________________________________________________________

Page 16 of 23 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Viola VENTURES IV (A) L.P.

By:	Viola Ventures 4 L.P., its General Partner

By: Viola Ventures 4 Ltd., its General Partner

	By:	/s/ Avi Zeevi
	Name:	Avi Zeevi

	By:	/s/ Yitzhak Avidor
	Name:	Yitzhak Avidor

Viola VENTURES IV (B) L.P.

By: Viola Ventures 4 L.P., its General Partner

By: Viola Ventures 4 Ltd., its General Partner

	By:	/s/ Avi Zeevi
	Name:	Avi Zeevi

	By:	/s/ Yitzhak Avidor
	Name:	Yitzhak Avidor

Viola VENTURES IV PRINCIPALS FUND L.P.

By: Viola Ventures 4 L.P., its General Partner

By: Viola Ventures 4 Ltd., its General Partner

	By:	/s/ Avi Zeevi
	Name :	Avi Zeevi

	By:	/s/ Yitzhak Avidor
	Name:	Yitzhak Avidor

VIOLA VENTURES IV CEO PROGRAM L.P.

By: Viola Ventures 4 L.P., its General Partner

By: Viola Ventures 4 Ltd., its General Partner

	By:	/s/ Avi Zeevi
	Name:	Avi Zeevi

	By:	/s/ Yitzhak Avidor
	Name:	Yitzhak Avidor

Page 17 of 23 Pages

Viola 4 P, Limited Partnership

By: Viola Ventures 4 L.P., its General Partner

By: Viola Ventures 4 Ltd., its General Partner

By:	/s/ Avi Zeevi
Name:	Avi Zeevi

By:	/s/ Yitzhak Avidor
Name:	Yitzhak Avidor

VIOLA VENTURES 4 L.P.

By: Viola Ventures 4 Ltd., its General Partner

By:	/s/ Avi Zeevi
Name:	Avi Zeevi

By:	/s/ Yitzhak Avidor
Name:	Yitzhak Avidor

Viola VENTURES 4 LTD.

By:	/s/ Avi Zeevi
Name:	Avi Zeevi

By:	/s/ Yitzhak Avidor
Name:	Yitzhak Avidor

Viola VENTURES V.C. Management 4 Ltd.

By:	Avi Zeevi
Name:	Avi Zeevi

By:	/s/ Yitzhak Avidor
Name:	Yitzhak Avidor

/s/ Shlomo Dovrat
Shlomo Dovrat

/s/ Harel Beit-On
Harel Beit-On

/s/ Avi Zeevi
Avi Zeevi

Dated: February 8, 2024

Page 18 of 23 Pages

EXHIBITS

Exhibi 1 –	Joint Filing Agreement pursuant to Rule 13d-1(k)(1)- incorporated by reference to Exhibit 1 to the Statement

Page 19 of 19 Pages